FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Wins Deal to Provide RIA Platform and SAP R/3 Integration Solution for Leading European Sauna and Spa Company KLAFS

PRESS RELEASE

Magic Software Wins Deal to Provide RIA Platform and SAP R/3 Integration Solution for Leading European Sauna and Spa Company KLAFS

Deal signed to provide uniPaaS RIA application platform and iBOLT business integration suite for German manufacturer of saunas, spas and wellness installations.

Or-Yehuda, Israel, September 8, 2009 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of application platforms and business and process integration solutions, today announced that it has signed a contract with KLAFS, a leading European manufacturer of saunas, spas and wellness installations for private and commercial use.

Using 3 developers, KLAFS will build a product configurator based upon uniPaaS’ rich internet application (RIA) platform.

uniPaaS RIA was chosen for its ability to develop a rich internet application’s client logic, communication layer and server application from the same code-base. All other solutions examined required the use of several technology programming languages. Moreover, once developed, a uniPaaS application can be easily deployed in any business mode; RIA, Client/Server or Web Client.

KLAFS also plans to integrate the data from the product configurator with the company’s existing SAP R/3 ERP system using Magic Software’s iBOLT business and process integration suite.

The iBOLT business integration suite integrates and orchestrates between diverse business processes and applications. Featuring a code-free approach, iBOLT enables simple and complex business processes to be designed and implemented easily, without working through pages of hard code.

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uniPaaS Application Platform Resources

•

White Paper: ‘The 5 New Essentials for Building Business Applications’

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White Paper: ‘Building a User Interface to Deliver Optimal User Experience’

•

White Paper: ‘Overcoming RIA Development and Deployment Challenges with End-to-End Application Platforms’

iBOLT Business Integration Suite Resources

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White Paper: ‘Maximizing Benefits from Software-as-a-Service via Seamless Integration with On-Premises Applications’

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Learn more about integrating SAP R/3

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iBOLT for SAP R/3 customer stories

About KLAFS
KLAFS is Europe's leading manufacturer of sauna, spa and wellness installations for both private and commercial use. For decades, their products are setting standards in quality, technology and design from the classic sauna to the modern versatile adventure spa.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of multiple-mode application platform solutions – including Full Client, Rich Internet Applications (RIA), Mobile or Software-as-a-Service (SaaS) modes - and business and process integration solutions. Magic Software has offices in 10 countries and a presence in over 50, as well as a global network of ISV’s, system integrators, value-added distributors and resellers, and consulting and OEM partners. The company’s award-winning code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities.  Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about our industry related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners.

Press contacts:

USA

UK

Cathy Caldeira

Ranbir Sahota

Metis Communications

Vitis PR Agency

Tel: +1-617-236-0500

Tel: +44 (0)121 242 8048

Email: magicsoftware@metiscomm.com

Email: ranbir@vitispr.com

Germany

Others

Hartmut Giesen

Arita Mattsoff
Publizistik Projekte

Magic Software
Tel. +49 (0)2471 921301

Tel. +972 (0)3 538 9292
Email: giesen@publizistik-projekte.de

Email: arita@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2009	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Magic Software Wins Deal to Provide RIA Platform and SAP R/3 Integration Solution for Leading European Sauna and Spa Company KLAFS

Exhibit 10.1